BANCO ITAU S.A.

         INFORMATION ON RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2002

      On August 5, 2002, the Board of Directors of Banco Itau approved the
       Report of Management and the Financial Statements for the first six months of 2002. We report the most significant events below.


1. Itau reported consolidated net income of R$ 1,048 million for the first half of the year, representing an annualized return of 26.9% on stockholders' equity of R$ 8.288 million.

2. Consolidated assets of Itau totaled R$ 87,022 million at the end of the first six months of the year, growing 16.2% in relation to June 2001. The loan portfolio amounted to R$ 34,839 million, 1.6%% higher than in December 2001. The growth in international trade credit is worth note; the portfolio totaled R$ 12,086 million, growing 26.5% in the quarter.

3. The consolidated total for borrowing, deposits, and managed funds reached R$ 125,881 million, increasing 1.5% over December 2001. The total for investment funds amounted to R$ 49,819 million and time deposits amounted to R$ 5,730 million, rising 24.6% in the quarter.

4. Itau Seguros (Itauseg) reported net income of R$ 125 million in the quarter, representing an annualized return of 16.7% on stockholders' equity of R$ 1,556 million. Consolidated earned premiums, excluding health insurance in 2002, reached R$ 802 million and technical reserves totaled R$ 900 million. The claims ratio weighed in at 52.5%, compared to 60.9% for the same period in 2001. Consequently, the combined ratio reached 97.7%, improving 0.5%. These ratios attest to the quality of Itauseg's management and the controls in place.

5. As a result of the restructuring of its attributes, Itauseg transferred responsibility for preparing life insurance products for distribution to the bank's customers to Itau Previdencia e Seguros (Itauprev). This reorganization is justified because of the synergy between life insurance and retirement/pension products. Technical reserves for pensions and insurance retirement savings plans (VGBL) reached R$ 1,640 million, growing 21.0% in the quarter.

6. Following the new rules introduced by the Brazilian Central Bank (Circular 3.068), Itau reclassified securities in its portfolio, recording securities valued at R$ 9,233 million as


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         securities for sale, R$ R$ 10,522 million as securities available for sale, and R$ 131 million as securities held to maturity. These classifications reaffirm the robust capacity of Itau to absorb market volatility.

7. Itau participated in debt issues in domestic capital markets during the quarter, advising clients on transactions that totaled R$ 7.8 billion. Banco Itau coordinated six transactions that resulted in approximately R$ 3 billion in funding for clients, or 51% of all transactions in the first half of the year.

8. Itau has made the development and retention of talented professionals a priority. At the end of the second quarter, the bank and its subsidiary companies employed 43,158 individuals. In order to develop and train them, Itau invested R$ 18 million. Basic fixed compensation of personnel, plus related charges and benefits, totaled R$ 1,109 million. Average compensation and related charges amounted to R$ 25 thousand per employee, representing growth of 7.3% in relation to the equivalent period in 2001. The variable portion of compensation (profit sharing, commissions, and prizes) reached R$ 118 million. Other social welfare benefits provided to employees and their families amounted to R$ 217 million.

9. The Itau Foundation invested R$ 4 million in social welfare projects, continuing to focus on the areas of education and health. The introduction of the "Writing the Future Award" which focuses on fourth and fifth graders enrolled in Brazilian public schools is intended to promote enjoyment of writing in partnership with the Ministry of Culture (MEC), Undime, and TV Futura. Project coordination is the responsibility of Cenpec. The program "Improving Education in Municipalities" has already reached five hundred cities in Brazil, over one million students, and forty thousand educators since its inception in 1999. The "Program for Partnerships" which is a part of the "Education & Participation Project", was joined this year by other companies, institutions, and foundations which provided additional financial, technical, and teaching support to the thirty programs that were finalists in the Itau-Unicef Award for 2001.

10. Itau Cultural remodeled its facility in Sao Paulo, gaining space and more modern technology, in order to provide visitors with regular programming and varied access to contemporary artistic productions, as well as educational workshops for children and a new area with cybernetic attractions for young people. After the reopening of the building in May, over thirty-seven thousand visitors have taken part in fourteen presentations and workshops, three exhibitions, three shows, and twenty-nine movie and video screenings, as well as other activities. In January, Itau Cultural signed an agreement with MEC for the


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         "Sensorial Laboratory Project" which involves forty schools in the
         Brazilian states of Goias, Santa Catarina, Pernambuco, and Paraiba.



The information above includes performance highlights in the first six months of the year and it demonstrates the support and backing of our customers and stockholders, as well as the dedicated efforts of our employees. The Report of Management and the Financial Statements will be published in the "Gazeta Mercantil" and "Diario Oficial do Estado de Sao Paulo" in their complete form on August 8, 2002. This information is already available at the Website of Itau (www.itau.com.br).



Sao Paulo, August 5, 2002



Olavo Egydio Setubal

President of the Board of Directors